FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X        Form 40-F
                                   -----                -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes                   No   X
                                -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes                   No   X
                                -----               -----


 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                   No   X
                                -----               -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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   ENDESA Starts the Construction of Five New Wind Farms in Tarifa

    NEW YORK--(BUSINESS WIRE)--Oct. 14, 2003--ENDESA (NYSE: ELE):

    -- With the construction of these five projects, ENDESA will count at the end of 2003, with 63 wind farms in Spain, 6 of them in Andalusia.

    -- This wind complex, with an investment that exceeds Euro 70 million, is comprised by La Manga, El Ruedo, Rio Almodovar, El Gallego and Cortijo de Iruelas wind farms, all of them in Tarifa (Cadiz)

    -- The estimated annual output is 215 GWh and will increase in 78,4 MW Endesa's Cogeneracion y Renovables wind installed capacity in Cadiz.

    -- The start up of these five projects in Tariff, scheduled for the second half of next year, constitutes the first part of ENDESA's 2002-2006 Strategic Plan in this area.

    -- Endesa Cogeneracion y Renovables (ECYR), within its wind generation expansion plans, has other projects under way in Cadiz, Malaga, Sevilla and Granada.

    ENDESA (NYSE: ELE) starts the construction of five new wind farms, called: La Manga, El Ruedo, Rio Almodovar, El Gallego and Cortijo de Iruelas, all of them located in Tariff (Cadiz).
    These five projects, will join the other 58 wind farms that ENDESA owns in Spain, adding a total wind capacity of 78.4 MW through 98 windgenerators of 800 kW each.
    With its start up, scheduled for the second half of next year, approximately 215 GWh per year will be generated, energy sufficient to supply to 65,000 households, equivalent to 200,000 people.
    From an environmental point of view, the projects are designed to minimize the impact in the surrounding area. The generation of the new wind farms will avoid more than three million tons of CO2 emissions.
    The total investment will exceed Euro 70 million. These wind farms are part of the first stage of ENDESA's Eolic Plan in the region. The second phase, scheduled for the second half of next year, will consist on the construction of 48 additional MW.
    Currently, ENDESA already participates in Andalusia in 6 wind farms with a total installed capacity of 90 MW. Other Eolic Plans are under study in other regions of Andalusia such as Malaga, Seville and Granada.
    All these initiatives, included in ENDESA's 2002-2006 Strategic Plan, are consequence of ENDESA's bet for the renewable energies development.

    ENDESA will count at the end of 2003 with 63 wind farms in Spain

    It is estimated that the 63 wind farms participated by ECYR at the end of this year (922.83MW) will produce a total of 1,952 GWh in 2003, meaning a 18.06% of the total wind generation in Spain that is estimated in 10,810 GWh.
    The distribution of these 63 wind farms are as follows: 16 in the Canary Islands, 16 in Galicia, 9 in Castilla y Leon, 15 in Aragon, 6 in Andalusia, and 1 in Catalonia.
    Among the wind farms that are already in operation, the one with a higher installed capacity are in Galicia, with 406.19 MW, followed by the ones located in Castilla y Leon (196.73 MW), Aragon (172.04 MW), Andalusia (90.06 MW) and the Canary Islands (57.47 MW). The smallest capacity corresponds to Catalonia, which only counts with one wind farm.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             David Raya
             North America Investor Relations Office
             212-750-7200
             http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: October 14th, 2003   By: /s/ David Raya
                               --------------------------------------
                            Name: David Raya
                            Title: Manager of North America Investor Relations